Exhibit 99.4

SEABRIDGE GOLD INC.
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
as at December 31, 2010 and 2009
and for each of the Years in the Three-Year Period Ended December 31, 2010

Seabridge Gold Inc. (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”).

The following information is presented in Canadian dollars.

Consolidated statements of operations:
	2010	2009	2008

Net profit (loss) for year – Canadian GAAP	$3,539,727	$(4,678,569)	$10,289,688
Mineral interest expenditures incurred prior to the establishment of proven and probable reserves (a)	(36,756,069)	(19,298,663)	(11,149,394)
Reversal of tax on financial assets (b)	(303,000)	-	-
Net loss for the year - U.S. GAAP	(33,519,342)	(23,977,232)	(859,706)
Other comprehensive income (loss):
Reclassification of losses in net profit for year	-	106,130	-
Unrecognized gains (losses) on financial assets	673,898	172,003	(164,112)
Reversal of tax on financial assets (b)	303,000	-	-
Comprehensive loss – U.S. GAAP	$(32,542,444)	$(23,699,099)	$(1,023,818)

Net Loss per share – U.S. GAAP, Basic and Diluted	$(0.83)	$(0.64)	$(0.02)

Consolidated statements of cash flows:
	Canadian GAAP			U.S. GAAP
	2010	2009	2008	2010	2009	2008
Cash used in operating activities	$(8,625,266)	$(8,532,712)	$(2,552,202)	$(45,381,335)	$(27,831,375)	$(13,701,596)
Cash provided by (used for) investing activities	$(59,293,114)	$(247,866)	$(3,212,089)	$(22,537,045)	$19,050,797	$7,937,305

Consolidated balance sheets:
	Canadian GAAP		U.S. GAAP
	2010	2009	2010	2009
Mineral interests – unproven(a)	$128,640,630	$91,214,373	$27,763,162	$27,092,974
Shareholders’ equity	$172,942,154	$99,598,231	$72,064,686	$35,476,832

Notes to US GAAP Reconciliation

1.	Reconciling Items:
a) Mineral interests
Under United States GAAP, acquisition costs associated with mining interests are classified according to the land tenure position and the existence of proven and probable reserves as defined under Industry Guide 7.

Under United States GAAP, through to March 31, 2004, costs associated with owned mineral claims and mining leases were classified as definite life intangible assets and amortized over the period of intended use or until proven and probable reserves are established ranging from four to eleven years.  Effective April 1, 2004, pursuant to EITF 04-2, the Company classified its mineral rights as tangible assets and stopped amortizing them.  This change was accounted for prospectively.  These assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable.  Under Canadian GAAP the unit of production basis of amortization is acceptable prior to the establishment of proven and probable reserves resulting in no amortization during the exploration and development phase.

Under United States GAAP, costs associated with options to acquire mineral claims and mining leases are regarded as having a finite life expiring over the term of the option agreement and are not a component of the acquisition cost.  Under Canadian GAAP the option payments are regarded as part of the acquisition cost and are deferred until the option is exercised when they are reclassified depending on the ownership position acquired or charged to operations if the option is not exercised.

Under United States GAAP, exploration expenditures relating to mining interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves must be expensed as incurred.  Under Canadian GAAP these costs may be deferred.

b) Reversal of tax on financial assets
Under Canadian GAAP, EIC 172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income, requires the tax benefit from the recognition of previously unrecognized tax loss carryforwards as a result of unrealized gains on financial assets to be recognized in net profit.  Under US GAAP, these amounts are recognized in other comprehensive income.  The impact of this adjustment is an increase in net profit and an increase in accumulated other comprehensive income of $303,000.

2.	Stock-based Compensation
A summary of the status of the non-vested stock options as of December 31, 2010 and the changes during the year ended December 31, 2010, is presented below:

Options with Grant-Date Fair Value	Number	Weighted Average Grant-Date Fair-Value
		$
Non-vested, January 1, 2010	25,000	10.37
Granted	405,000	0.51
Vested	(25,000)	(10.37)
Non-vested, December 31, 2010	405,000	0.51

Options with Values Determined after Grant Date or Still to be Determined	Number	Weighted Average Fair-Value
		$
Non-vested, January 1, 2010	595,000	-
Granted	550,000	-
Non-vested, December 31, 2010	1,145,000	$-

The total intrinsic value of options exercised during 2010 was $10.8 million (2009 - $3.9 million, 2008 - $0.7 million).  The total fair value of options that vested during 2010 was $312,000 (2009 - $1.4 million, 2008 - $2.3 million).

As at December 31, 2010 and 2009, the aggregate intrinsic value of options outstanding was $18.5 million    and $22.2 million, respectively, while the aggregate intrinsic value of the options which were exercisable was $7.9 million and $14.5 million, respectively. The weighted average remaining contractual life of all options outstanding was 3.3 years and for the vested options was 1.3 years.

As at December 31, 2010, there was $6.8 million of calculated unrecognized compensation costs related to non-vested stock options.  The Company expects to recognize this expense over a weighted average period of 0.9 years.  In addition to the calculated unrecognized compensation costs stated in the previous sentence, as at December 31, 2010, there were 515,000 options granted for which vesting is subject to the Company entering into a significant transaction involving either its interest in the Courageous Lake project or the KSM project or the acquisition of a majority interest in the Company.  No value has been placed on these options as the vesting provisions have not been met. The expiry date of these options is December 4, 2013.  In addition, there were 550,000 options granted which are subject to shareholders’ approval at the next meeting and would vest with the change of control on one of the Company’s two major projects (KSM and Courageous Lake) or the Company’s shares closing on the Toronto Stock Exchange at $40 or higher for ten consecutive days.  No value has been placed on these options as the vesting provisions have not been met. The expiry date of these options is December 20, 2015.

3.	Income Taxes
The Company’s income taxes payable and future income tax liabilities for each jurisdiction were as follows:

(in 000’s)	2010	2009
	$	$
Income tax liabilities - Canada	122,000	171,000

4.	Income Tax Uncertainty
As at December 31, 2010, the Company does not have any provisions for uncertain income tax positions and does not believe that any will be required over the next twelve months.

In some cases, the Company’s income tax positions are related to years that remain subject to examination by tax authorities.  The following table outlines the open years, by tax jurisdiction, as at December 31, 2010:

Jurisdiction	Open Years
Canada	2006 to present
Mexico	2006 to present
United States	2006 to present

5.	Accounts Payable and Accrued Liabilities
Accounts payable and accruals on the Company’s balance sheets consist of the following:

(in 000’s)	2010	2009
	$	$
Trade payables	3,355	1,143
Accrued liabilities	370	233
	3,725	1,376

6.	Recent United States Accounting Pronouncements
a) Fair value measurement disclosures
In 2008, the Company adopted FASB Statement No. 157, Fair Value Measurements (“FAS 157”) for financial assets and liabilities that are measured at fair value on a recurring basis.  FAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements.  The primary assets and liabilities affected were available-for-sale securities. The adoption of FAS 157 did not change the valuation techniques that the Company uses to value these assets and liabilities.

The fair value hierarchy established by FAS 157 establishes three levels to classify the inputs to valuation techniques used to measure fair value.   Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts) or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets (liabilities) measured at fair value on recurring basis as at December 31, 2010 include the following:

(in 000’s)	Level 1	Level 2	Level 3	Aggregate Fair Value
	$	$	$	$
Financial Assets
Available-for-sale
Marketable securities	1,929	-	-	1,929
Conversion option embedded in convertible debenture	-	627	-	627

The valuation technique that is used to measure fair value is as follows:

Available-for-sale securities:

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy established by FAS 157.

The fair value of the conversion option is determined using the Black-Scholes option pricing model, using the ICON share price and its historical volatility, the conversion price and the expected life of the instruments at the balance sheet date.

The provisions of FAS 157 relating to non-financial assets and liabilities are effective for fiscal years beginning after November 15, 2008 and was adopted by the Company in fiscal 2009.

b) Disclosures about derivative instruments and hedging activities
In March 2008, the FASB issued FASB Statement No. 161,  Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133 (“FAS 161”) which was primarily codified in ASC Topic 815.  FAS 161 requires entities to provide enhanced disclosures about (a) how and why the entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect the entity’s financial position, financial performance and cash flows.  The amendments to ASC Topic 815 are effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The adoption of the amendments had no effect on the Company’s consolidated financial statements.

c) Business combinations
In December 2007, the FASB issued FAS Statement No. 141(R), Business Combinations (“FAS 141(R)”) which replaces FAS 141, which was primarily codified in ASC Topic 805.  FAS 141(R) replaces FAS 141 prospectively for business combinations consummated in fiscal years beginning after the effective date of December 15, 2008.  Under FAS 141(R) business acquisitions are accounted for under the “acquisition method” compared to the “purchase method” mandated by FAS 141.

The more significant changes that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition related costs of the acquirer, including investment banking fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under FAS 141 these costs are capitalized  as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest is recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded as its share of carrying value of net assets acquired with no goodwill being allocated.   The adoption of FAS 141(R) had no effect on the Company’s consolidated financial statements.

d)) Non-controlling interests in consolidated financial statements
On January 1, 2009, the Company adopted ASC Subtopic 810-10 (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51). ASC Subtopic 810-10 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The presentation and disclosure requirements of ASC Subtopic 810-10 were applied retrospectively. The adoption of ASC Subtopic 810-10 had no impact on the consolidated financial statements.